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                           MIDISOFT CORPORATION
                     1605 N.W. Sammamish Road, Suite 205
                         Issaquah, Washington 98027



June 10, 1997


BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

   Re:  Midisoft Corporation
        Registration Statement on Form SB-2
        (S.E.C. File No. 333-18805)
        ---------------------------

Ladies and Gentlemen:

   Pursuant to Rule 477 of the Securities Act of 1993, as amended, the undersigned, being the Vice President and Chief Financial Officer of Midisoft Corporation (the "Company"), respectfully requests that the referenced Registration Statement on Form SB-2 (the "Form SB-2") filed by the Company be withdrawn.

   Please be advised that the Company is eligible to use a Form S-3 Registration Statement in order to register the securities covered by the Form SB-2. As a result, the Company intends to file a Form S-3 Registration Statement as soon as practicable covering the securities which were included on the Form SB-2. The Company believes that the comments contained in the staff's letter of February 11, 1997 with respect to the Form SB-2 have either been addressed and resolved in reports already filed by the Company under the Securities Exchange Act of 1934 or will be addressed in the proposed Form S-3. The Company believes that under these circumstances, withdrawal of the Form SB-2 is consistent with the public interest and the protection of investors.

   The Company requests that it receive the Order for Withdrawal as soon as practicable after issuance by the Commission, and that a copy of the Order be forwarded to Berliner Zisser Walter & Gallegos, P.C., at Suite 4700, 1700 Lincoln Street, Denver, Colorado 80203.


                                   Respectfully submitted,

                                   MIDISOFT CORPORATION


                                   /s/ MELINDA A. BRYDEN

                                   Melinda A. Bryden, Vice President and Chief
                                   Financial Officer

cc:  David C. Roos, Esq.